Ener-Core, Inc.
9400 Toledo Way

Irvine, California 92618

VIA EDGAR

June 27, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Pamela Long Mr. Kevin Stertzel Mr. John Cash Mr. David Korvin

Re:	Ener-Core, Inc. Registration Statement on Form S-1 File No. 333-211048

Acceleration Request

	Requested Date:	June 28, 2016
	Requested Time:	4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ener-Core, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on June 28, 2016 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”) of the Commission.

The Registrant acknowledges that:

  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  The Registrant may not assert Staff comments or the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Ms. Shoshannah D. Katz at (949) 623-3545.

Sincerely,

ENER-CORE, INC.

By:	/s/ Domonic J. Carney
Domonic J. Carney
Chief Financial Officer

cc: Alain J. Castro, Ener-Core, Inc.

      Shoshannah D. Katz, K&L Gates LLP